Exhibit 99.27

Uranium Royalty Corp. Regrets to Announce the Passing of Lady Barbara Judge

Vancouver, Canada (September 2, 2020) – Uranium Royalty Corp. (“URC” or the “Company”) regrets to announce that Lady Barbara Judge, a director and chair of the Company’s Nominating and Corporate Governance Committee, has passed away.

Amir Adnani, Chairman, commented: “On behalf of the board and the URC team, I would like to extend our deepest condolences to Lady Judge’s family and to everyone who was fortunate enough to know her. Lady Judge was a trailblazer in every sense, with a long career of precedent-setting appointments in Washington and London. She was the youngest person to become a Commissioner of the U.S. Securities and Exchange Commission and Chair of both the United Kingdom’s Atomic Energy Authority and the Pension Protection Fund. For her many contributions to the nuclear and financial industries, she was appointed Commander of the Order of the British Empire (CBE) in 2010. Lady Judge was equally prolific in charitable causes and was a former trustee of the Royal Academy of Arts and Dementia UK. We are grateful to have had the opportunity to work with and know Lady Judge and for her insights as a most valued member of our board.”

Scott Melbye, President and CEO commented: “We are deeply saddened by Lady Judge’s passing. She was an instrumental leader and supporter of the nuclear industry, having made profound impacts in the United Kingdom and globally, including through her advisory roles at the Emirates Nuclear Energy Corp. and the Tokyo Electric Power Company. She believed nuclear energy is critical to energy and national security, and that it has a major role to play in the world’s carbon reductions. On a personal level, her spirit and optimism were always inspiring. Most recently I recall her response to news of continued nuclear energy growth at our August board meetings, saying it was ‘music to my ears’. She will be dearly missed both professionally and personally.”

The following is a link to an obituary published by the Financial Times for Lady Barbara Judge: https://on.ft.com/2EMX9J5

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:

Scott Melbye – Chief Executive Officer

Phone: +1 (952) 303-1778

Email: smelbye@uraniumroyalty.com

Investor Relations:

Toll Free: 1.855.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, Canada, V6E 2Y3 Phone: 1.604.396.8222

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